SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

DFB Healthcare Acquisitions Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23291E208

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt IV, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 21, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 15 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Cusip No. 23291E208	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,467,500 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,467,500 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,467,500 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.30%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P. and 6,967,500 shares held by Deerfield/RAB Ventures, LLC.

(2) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

Cusip No. 23291E208	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,467,500 (3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,467,500 (3)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,467,500 (3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.30%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P. and 6,967,500 shares held by Deerfield/RAB Ventures, LLC.

(4) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

Cusip No. 23291E208	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,497,500 (5)(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,497,500 (5)(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,497,500 (5)(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.39%
14	TYPE OF REPORTING PERSON PN

(5) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P., 6,967,500 shares held by Deerfield/RAB Ventures, LLC and 30,000 shares held by Steven Hochberg, an employee of Deerfield Management Company and a member of the Issuer’s board of directors, for the benefit, and subject to the direction, of Deerfield Management Company.

(6) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

Cusip No. 23291E208	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,497,500 (7)(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,497,500 (7)(8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,497,500 (7)(8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.39%
14	TYPE OF REPORTING PERSON IN

(7) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P., 6,967,500 shares held by Deerfield/RAB Ventures, LLC and 30,000 shares held by Steven Hochberg, an employee of Deerfield Management Company and a member of the Issuer’s board of directors, for the benefit, and subject to the direction, of Deerfield Management Company.

(8) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

Cusip No. 23291E208	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS Steven I. Hochberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,967,500 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,967,500 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,967,500 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14	TYPE OF REPORTING PERSON IN

(9) Comprised of shares held by Deerfield/RAB Ventures, LLC.

Cusip No. 23291E208	7 of 15 Pages

This Schedule 13D is filed by (i) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (ii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) James E. Flynn, a natural person (“Flynn”), and (v) Steven I. Hochberg, a natural person (“Hochberg” and collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV, Deerfield Management and Flynn, the “Reporting Persons”), with respect to the common stock of DFB Healthcare Acquisitions Corp.

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of DFB Healthcare Acquisitions Corp., a Delaware corporation (the “Company”). The address of the Company's principal executive offices is 780 Third Avenue, New York, NY 10017.

Item 2. Identity and Background.

(a)	This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

(b)	The address of the principal business and/or principal office of the Reporting Persons is 780 Third Avenue, 37th Floor, New York, New York 10017.

(c)	Flynn is the managing member of the general partner of each of Deerfield Mgmt IV and Deerfield Management. Deerfield Mgmt IV is the general partner of Deerfield Private Design Fund IV, and Deerfield Management is the investment manager of Deerfield Private Design Fund IV. Deerfield Private Design Fund IV purchases, holds and sells securities and other investment products. Hochberg is an employee of Deerfield Management. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d)	During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	In September 2013, Deerfield Management voluntarily agreed to settle a Securities and Exchange Commission (“SEC”) inquiry relating to six alleged violations of Rule 105 of Regulation M under the Securities Exchange Act of 1934, as amended, without admitting or denying the SEC’s allegations. The violations allegedly occurred between December 2010 and January 2013. Rule 105 generally prohibits purchasing an equity security in a registered offering if the purchaser sold short the same security during a restricted period (generally defined as five business days before the pricing of the offering). Rule 105’s prohibition applies irrespective of any intent to violate the rule. The settlement involved the payment by Deerfield Management of disgorgement, prejudgment interest and a civil money penalty in the aggregate amount of $1,902,224.

Cusip No. 23291E208	8 of 15 Pages

On August 21, 2017, Deerfield Management voluntarily agreed to settle an SEC administrative proceeding relating to alleged violations of Section 204A of the Investment Advisers Act of 1940 (the “Advisers Act”), without admitting or denying the SEC’s allegations, pursuant to an order under Section 203(e) and 203(k) of the Advisers Act (the “Order”). The Order resolved the SEC’s allegations that Deerfield Management, from 2012 through 2014, violated Section 204A of the Advisers Act by failing to establish, maintain, and enforce policies and procedures reasonably designed to prevent the misuse of material, nonpublic information, particularly taking into consideration the nature of Deerfield Management’s business. The Order alleged that, as part of Deerfield Management’s research in the healthcare sector, Deerfield Management engaged third party consultants and research firms, including firms that specialized in providing “political intelligence” regarding upcoming regulatory and legislative decisions, that Deerfield Management employees based certain trading recommendations on such information, and that hedge funds advised by Deerfield Management then made those trades. The Order required Deerfield Management to cease and desist from committing or causing any violations and any future violations of Section 204A of the Advisers Act, censured Deerfield Management and provided that Deerfield Management would pay disgorgement and interest of $811,695 and a civil money penalty of $3,946,267.

Other than as set forth above in this Item 2(e), during the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Deerfield Mgmt IV, Deerfield Private Design Fund IV and Deerfield Management is organized under the laws of the State of Delaware. Each of Flynn and Hochberg is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit A.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to beneficially own 6,967,500 shares of Common Stock held by Deerfield/RAB Ventures, LLC (the “Sponsor”). On February 15, 2018, prior to the Company’s initial public offering (the “IPO”), Deerfield Private Design Fund IV acquired 12,500 units (“Units”) of the Sponsor (the “Initial Sponsor Units”), representing a 50% membership interest in the Sponsor, in exchange for a capital contribution of $12,500. The Sponsor may be required to forfeit up to 921,848 of the shares of Common Stock initially purchased by the Sponsor in a private placement prior to the IPO (“Founder Shares”) depending upon the extent to which the underwriters in the IPO exercise their over-allotment option.

On February 21, 2018, Deerfield Private Design Fund IV purchased 2,500,000 Units of the Company for $10.00 per Unit, or $25,000,000 in the aggregate, in the IPO. Each Unit consists of (i) one share of common stock, par value $0.0001 per share (“Common Stock”) and (ii) one-third of a redeemable warrant (the “Public Warrants”). Each whole Public Warrant entitles the holder to purchase one share of Common Stock upon the terms set forth therein.

Cusip No. 23291E208	9 of 15 Pages

In addition, on February 21, 2018, contemporaneously with the closing of the IPO, the Sponsor purchased an aggregate of 4,333,333 warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”) at a price of $1.50 per Private Placement Warrant, for an aggregate purchase price of $6,500,000. On February 16, 2018, Deerfield Private Design Fund IV contributed $3,250,000 to the Sponsor for 3,250,000 Units of the Sponsor (the “Additional Units” and, together with the Initial Units, the “Sponsor Units”) to fund 50% of the purchase price for the Private Placement Warrants. RAB Ventures (DFB) LLC (“RAB”), which holds Units of the Sponsor representing 50% of the membership interests in the Sponsor, also contributed $3,250,000 to the Sponsor to fund the Sponsor’s acquisition of the Private Placement Warrants.

Deerfield Private Design Fund IV utilized available cash assets to acquire the Sponsor Units and the Units it purchased in the IPO.

Hochberg, an employee of Deerfield Management, serves as a director of the Company and, on December 29, 2017, the Sponsor transferred 30,000 shares of Common Stock to Hochberg for his service as a director of the Company. The Common Stock held by Steven Hochberg and reported herein is held for the benefit, and subject to the direction, of Deerfield Management. Up to 3,913 of the shares of Common Stock held by Hochberg are subject to forfeiture depending upon the extent to which the underwriters in the IPO exercise their over-allotment option.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 and Item 6 is incorporated herein by reference.

The Reporting Persons have acquired the shares reported herein for investment purposes. As set forth in the Company’s IPO prospectus, the Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). The members of the Sponsor are Deerfield Private Design Fund IV and RAB (an affiliate of Richard Barasch, the President, Chief Executive Officer and Chairman of the Company and manager of the Sponsor). Mr. Hochberg, an employee of Deerfield Management, is a manager of the Sponsor and serves on the Company’s board of directors. The IPO prospectus discloses the Company’s management team’s belief that Deerfield Management’s expertise, record of generating proprietary investment opportunities, and experience evaluating, structuring and executing transactions in the healthcare industry, as well as Richard Barasch’s (an affiliate of the Sponsor and potential member of a “group” with the Reporting Persons) track record in the healthcare services sector, provide the Company with a competitive advantage. Consistent with the Sponsor and its Members’ and managers’ anticipated roles with respect to the objectives of the Company, the Reporting Persons anticipate that they and their representatives will, and/or may take action to cause the Sponsor or its representatives to, communicate with members of the Company’s board of directors, members of the Company’s management and/or other shareholders of the Company from time to time with respect to potential investment and acquisition opportunities and operational, strategic, financial or governance matters, or otherwise work with management and the Company’s board of directors to identify, evaluate, structure, negotiate, execute or otherwise facilitate a Business Combination. Among other things, the Reporting Persons may introduce the Company to potential candidates for a Business Combination, or propose one or more Business Combinations with potential candidates, which may include candidates that are affiliates of one or more Reporting Persons or in which one or more Reporting Persons otherwise has an equity or other interest. In addition, as a member of the board of directors of the Company, Hochberg will be involved in reviewing transactions that may result in a Business Combination.

Cusip No. 23291E208	10 of 15 Pages

In connection with its acquisition of Units of the Company in the IPO, Deerfield Private Design Fund IV entered into the Letter Agreement, dated as of February 15, 2018 (the “Letter Agreement”), by and between the Company and Deerfield Private Design Fund IV. Pursuant to the terms of the Letter Agreement, the Company agreed not to consummate its initial Business Combination without the consent of Deerfield Private Design Fund IV (which is not to be unreasonably withheld). If the Company seeks stockholder approval of a proposed initial Business Combination for which Deerfield Private Design Fund IV has granted consent, then in connection with such proposed Business Combination, Deerfield Private Design Fund IV has agreed (i) to vote any shares of Common Stock of the Company owned by it in favor of such proposed Business Combination and (ii) not to redeem any shares of Common Stock owned by it in connection with such stockholder approval.

If the Company seeks stockholder approval of its initial Business Combination and the Company does not conduct redemptions in connection with its Business Combination pursuant to the tender offer rules, the Reporting Persons (and/or the Sponsor and its affiliates) may purchase shares of Common Stock in privately negotiated transactions or in the open market either prior to or following the completion of the initial Business Combination, although no such party is under any obligation to do so. Such a purchase may include a contractual acknowledgement that the selling stockholder, although still the holder of the shares as of the record date for redemption, is no longer the owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Reporting Persons (and/or the Sponsor and its affiliates) purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. The purpose of any such purchases could be to vote such shares in favor of the initial Business Combination and thereby increase the likelihood of obtaining stockholder approval of the initial Business Combination or to satisfy a closing condition in an agreement with a target that requires the Company to have a minimum net worth or a specified amount of cash at the closing of such Business Combination, where it appears that such requirement would otherwise not be met. This may result in the completion of the Company’s initial Business Combination that may not otherwise have been possible.

Cusip No. 23291E208	11 of 15 Pages

Item 5. Interest in Securities of the Issuer.

(a)

(1)      Deerfield Mgmt IV

Number of shares: 9,467,500 (comprised of shares held by Deerfield Private Design Fund IV and the Sponsor)

Percentage of shares: 30.30%

(2)      Deerfield Management

Number of shares:	9,497,500 (comprised of shares held by Deerfield Private Design Fund IV or the Sponsor and by Steven Hochberg at the direction of Deerfield Management)

Percentage of shares: 30.39%

(3)      Deerfield Private Design Fund IV

Number of shares: 9,467,500 (comprised of shares held directly and by the Sponsor)

Percentage of shares: 30.30%

(4)      Flynn

Number of shares:	9,497,500 (comprised of shares held by Deerfield Private Design Fund IV or the Sponsor and by Steven Hochberg at the direction of Deerfield Management)

Percentage of shares: 30.39%

(5)      Hochberg

Number of shares: 6,967,500 (comprised of shares held by the Sponsor)

Percentage of shares: 22.3%

(b)

(1)      Deerfield Mgmt IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 9,467,500

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 9,467,500

(2)      Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 9,497,500

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 9,497,500

Cusip No. 23291E208	12 of 15 Pages

(3)      Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 9,467,500

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 9,467,500

(4)      Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 9,497,500

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 9,497,500

(4)      Hochberg

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 6,967,500

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 6,967,500

Flynn is the sole member of the general partner of each of Deerfield Mgmt IV and Deerfield Management. Deerfield Mgmt IV is the general partner, and Deerfield Management is the investment manager, of Deerfield Private Design Fund IV. Hochberg, an employee of Deerfield Management and a director of the Company, also serves as Deerfield Private Design Fund IV’s designee on the board of managers of the Sponsor, which consists of two managers.

Each Reporting Person may be deemed to be a member of a “group” for purposes of the Exchange Act with the Sponsor and RAB (the other member of the Sponsor), and Richard Barasch. The Reporting Persons, the Sponsor, RAB and Mr. Barasch may be deemed to collectively beneficially own an aggregate of 9,497,500 shares of Common Stock, or 30.39% of the issued and outstanding shares of Common Stock. The share ownership reported for the Reporting Persons does not include any shares of Common Stock held by the other member of the Sponsor or Mr. Barasch. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by the other member of the Sponsor, except with respect to the shares owned by the Sponsor as disclosed in this Schedule 13D.

(c) Except as set forth in Items 3 and 4 of this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Company’s securities during the past 60 days.

(d) Except as described in this paragraph, as of the date of this Schedule 13D, no person other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Schedule 13D. RAB holds 50% of the outstanding Units of the Sponsor and has designated Richard Barasch as a member of the board of managers of the Sponsor. Mr. Barasch and Hochberg, as managers of the Sponsor, have the right, acting together, to direct the receipt of dividends in respect of, and proceeds from the sale of, the Founder Shares in accordance with the terms of the LLC Agreement (as defined in Item 6 below) of the Sponsor.

Cusip No. 23291E208	13 of 15 Pages

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Letter Agreement

On February 15, 2018, the Company and Deerfield Private Design Fund IV entered into the Letter Agreement. Pursuant to the terms of the Letter Agreement, the Company shall not consummate its initial Business Combination without the consent of Deerfield Private Design Fund IV. If the Company seeks stockholder approval of a proposed Business Combination for which Deerfield Private Design Fund IV has granted consent, then in connection with such proposed Business Combination, Deerfield Private Design Fund IV has agreed (i) to vote any shares of Common Stock of the Company owned by it in favor of such proposed Business Combination and (ii) not to redeem any shares of Common Stock owned by it in connection with such stockholder approval.

Registration Rights Agreement

On February 15, 2018, the Company, the Sponsor and the other parties thereto entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, the Company granted certain registration rights to the Sponsor in respect of the Private Placement Warrants and the Founder Shares, the shares of Common Stock underlying the Private Placement Warrants and certain warrants that may be issued upon conversion of working capital loans (including the shares of Common Stock underlying such warrants). In addition, the holders of the Founder Shares and Private Placement Warrants will be entitled to make up to three demands, excluding short form registration demands, that the Company register such securities for sale under the Securities Act. Further, these holders will have "piggy-back" registration rights to include such securities in other registration statements filed by the Company and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act.

Warrant Agreement

The Public Warrants are governed by the terms of the Warrant Agreement (the “Warrant Agreement”), dated February 15, 2018, between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agent”). Each whole Warrant entitles the registered holder to purchase one share of the Common Stock at a price of $11.50 per share, subject to adjustment described therein, at any time commencing on the later of: (i) the date that is 30 days after the first date on which the Company completes a Business Combination, or (ii) the date that is 12 months from the date of the closing of the IPO, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is 5 years after the date on which the Company completes its initial Business Combination, (y) the liquidation of the Company in accordance with the Company’s amended and restated certificate of incorporation, as amended from time to time, if the Company fails to complete a Business Combination, or (z) other than with respect to the Private Placement Warrants then held by the Sponsor or its permitted transferees, the date the Company elects to redeem all the Warrants.

Cusip No. 23291E208	14 of 15 Pages

Warrant Purchase Agreement

On February 15, 2018, the Company and the Sponsor entered into a Warrant Purchase Agreement (the “Warrant Purchase Agreement”). Pursuant to the terms of the Warrant Purchase Agreement, the Sponsor agreed to purchase from the Company 4,333,333 Private Placement Warrants for $6,500,000 (which were purchased upon consummation of the IPO), and up to 500,000 warrants if the underwriters’ option to purchase additional Units is exercised in full, as described below.

The Private Placement Warrants, which are governed by the terms of the Warrant Agreement. are identical to the Public Warrants, except that so long as they are held by the Sponsor or any of its permitted transferees, the Private Placement Warrants: (i) may be exercised for cash or on a cashless basis (whereas the Public Warrants may only be exercised for cash), (ii) may not be transferred, assigned or sold until 30 days after the completion by the Company of an initial Business Combination and (iii) will not be redeemable by the Company. Further, pursuant to the terms of the Registration Rights Agreement, the Company granted certain registration rights to the Sponsor relating to the Private Placement Warrants and the shares underlying the Private Placement Warrants.

In the event that the over-allotment option set forth in that certain Underwriting Agreement, dated as of February 15, 2018 (the “Underwriting Agreement”), by and among the Company, Goldman Sachs & Co. LLC and Deutsche Bank Securities Inc. is exercised in full or in part, the Sponsor has agreed to purchase up to an additional 500,000 Private Placement Warrants (the “Additional Private Placement Warrants”), in the same proportion as the underwriters’ option to purchase additional units that is exercised. Simultaneously with such purchase of Additional Private Placement Warrants, as payment in full for the Additional Private Placement Warrants being purchased thereunder, and at least 1 business day prior to the closing of all or any portion of the over-allotment option, the Sponsor agreed to pay $1.50 per Additional Private Placement Warrant, up to an aggregate amount of $750,000.

Limited Liability Company Agreement of Deerfield/RAB Ventures, LLC

On February 15, 2018, RAB and Deerfield Private Design Fund IV (each individually, a “Member” and, collectively, the “Members”) entered into the Limited Liability Company Agreement (the “LLC Agreement”) of Deerfield/RAB Ventures, LLC. In consideration for an initial capital contribution of $12,500 by each of the Members for a 50% interest in the Sponsor, each of the Members received 12,500 Units. Prior to the filing of the registration statement for the Company in connection with the IPO, each Member contributed an additional $3,250,000 to the Company and received the like number of Units, in order to fund the obligations to acquire the Private Placement Warrants pursuant to the terms of the Warrant Purchase Agreement. In the event that the Company is (i) required to purchase additional Private Placement Warrants pursuant to the Warrant Purchase Agreement, or (ii) is afforded the opportunity to acquire (and did acquire) additional securities of the Company in connection with the upsizing of the Company’s public offering beyond the amount contemplated by the over-allotment option contemplated in the Underwriting Agreement (such additional securities together with additional Private Placement Warrants, the “Additional Securities”) then, no less than 3 days prior to the closing of any such purchase, Deerfield Private Design Fund IV shall contribute to the Company an amount equal to the purchase price of such Additional Securities, and shall receive a like number of Units.

Cusip No. 23291E208	15 of 15 Pages

The foregoing summaries of certain terms of the Letter Agreement, Registration Rights Agreement, Warrant Agreement, Warrant Purchase Agreement and the LLC Agreement are not complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed, or incorporated by reference, as Exhibits 1-5 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Letter Agreement, dated February 15, 2018, by and between DFB Healthcare Acquisitions Corp. and Deerfield Private Design Fund IV, L.P. (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on February 22, 2018).

Exhibit 2	Registration Rights Agreement, dated as of February 15, 2018, between the DFB Healthcare Acquisitions Corp., Deerfield/RAB Ventures, LLC and the Initial Stockholders (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 22, 2018).

Exhibit 3	Warrant Agreement, dated February 15, 2018, between DFB Healthcare Acquisitions Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 22, 2018).

Exhibit 4	Warrant Agreement, dated February 15, 2018, between DFB Healthcare Acquisitions Corp. and Deerfield/RAB Ventures, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 22, 2018).

Exhibit 5	Limited Liability Company Agreement of Deerfield/RAB Ventures, LLC, dated as of February 15, 2018, by and between RAB Ventures (DFB) LLC and Deerfield Private Design Fund IV, L.P. *

Exhibit 99.1	Joint Filing Agreement dated as of March 5, 2018 by and among the Reporting Persons.*

Exhibit 99.2	Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Proteon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 4, 2017 by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., and James E. Flynn.

* Filed herewith.

Cusip No. 23291E208

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2018

DEERFIELD MGMT IV, L.P.

By: J.E. Flynn Capital IV, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By: Deerfield Mgmt IV, L.P., General Partner

By: J.E. Flynn Capital IV, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-in-Fact

STEVEN HOCHBERG

/s/ Steven Hochberg

Cusip No. 23291E208

Schedule A

General Partner of Deerfield Mgmt IV, L.P.

The general partner of Deerfield Mgmt IV is J.E. Flynn Capital IV, LLC. The address of the principal business and/or principal office of Deerfield Mgmt IV and J.E. Flynn Capital IV, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Private Design Fund IV, L.P.

The general partner of Deerfield Private Design Fund IV is Deerfield Mgmt IV. The address of the principal business and/or principal office of Deerfield Mgmt IV and Deerfield Private Design Fund IV is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

Cusip No. 23291E208

Exhibit Index

Exhibit Number	Description

Exhibit 1	Letter Agreement, dated February 15, 2018, by and between DFB Healthcare Acquisitions Corp. and Deerfield Private Design Fund IV, L.P. (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on February 22, 2018).

Exhibit 2	Registration Rights Agreement, dated as of February 15, 2018, between the DFB Healthcare Acquisitions Corp., Deerfield/RAB Ventures, LLC and the Initial Stockholders (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on February 22, 2018).

Exhibit 3	Warrant Agreement, dated February 15, 2018, between DFB Healthcare Acquisitions Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 22, 2018).

Exhibit 4	Warrant Agreement, dated February 15, 2018, between DFB Healthcare Acquisitions Corp. and Deerfield/RAB Ventures, LLC (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on February 22, 2018).

Exhibit 5	Limited Liability Company Agreement of Deerfield/RAB Ventures, LLC, dated as of February 15, 2018, by and between RAB Ventures (DFB) LLC and Deerfield Private Design Fund IV, L.P. *

Exhibit 99.1	Joint Filing Agreement dated as of March 5, 2018 by and among the Reporting Persons.*

Exhibit 99.2	Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Proteon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 4, 2017 by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., and James E. Flynn.

* Filed herewith.